January 14, 2014
Via E-Mail
and Via EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Trinity Industries, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 1, 2013
File No. 001-06903

Dear Ms. Cvrkel:

Trinity Industries, Inc. (the “Company”) is submitting its response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 23, 2013.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments. The Company will include the changes discussed in each item below beginning with the Form 10-K for the year ended December 31, 2013 which will be filed in February 2014.

Annual Report on Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1.
SEC Comment: We note the revisions that have been made in MD&A in response to comments 1 and 2 of our prior comment letter dated October 30, 2012. However, we note that when more than one factor is responsible for changes in line items in your financial statements, the impact of each factor has not been quantified at either the consolidated or segment levels. For example, you describe that a certain increase was due to one factor, and partially offset by another factor, without providing any quantification. Furthermore, we note that at the consolidated level as well as for certain of your segments, such as the Construction Products Group, your discussion continues to be on revenues and operating profit. Please revise and expand your MD&A in future filings to separately quantify and discuss the various factors responsible for changes in the levels of the Company’s cost of revenues and other material operating costs, such as selling, general & administrative, at both the consolidated and the segment level during all periods presented in the Company’s financial statements. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of revenues and operating costs that caused cost of revenues to materially vary (or not vary when expected to). Refer to the guidance outlined in Item 303 of Regulation S-K.

Response: In future filings, the Company will continue to improve its MD&A disclosure at both the consolidated and segment levels by providing additional quantification and further discussion of the impact of significant cost components when such amounts are material. As an example of these proposed revisions, please find attached, in Appendix I, the MD&A discussion of the Inland Barge segment from the 2012 Form 10-K with the additional disclosures. The Company expects that its discussion at the consolidated level would address only the most significant factors that explain changes in revenues and costs between periods and would refer to a more detailed discussion at the individual segment level.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013

Note 2. Acquisitions and Divestitures, page 9

2.
SEC Comment: We note from the disclosure in Note 2 that during the three months ended March 31, 2013, the Company’s acquisition and divestiture activity consisted of the sale of its remaining ready-mix concrete operations in exchange for certain aggregates operations in Texas, Colorado and California. We also note that in connection with this transaction, the Company received proceeds of $35.6 million and recognized a gain on the divested operations of $12.4 million. Given that the proceeds received in this transaction were non-cash in nature, please tell us and revise the notes to your financial statements to explain in further detail how you calculated or determined the fair value of the net proceeds received. In a related matter, please also explain how you calculated or determined the gain of $12.4 million that was recognized in your financial statements as a result of this disposition transaction.

Response: In accordance with the principles of nonmonetary exchanges as outlined in ASC 845-10-30-1, the Company concluded the fair value of the assets surrendered provided the most clearly evident indication of the fair value of the nonmonetary proceeds received in the divestiture of the Company’s ready-mix concrete operations. Therefore, the proceeds were calculated as the fair value of the assets surrendered based on the Company’s discounted projections of the divested operation’s expected future cash flows based on its experience. The $12.4 million gain was determined as the fair value of the operation’s assets transferred less their carrying amount at the time of the transfer and less certain transaction costs in accordance with ASC 805-30-30-8. In future filings, the Company will provide an additional explanation as follows: “The fair value of the proceeds received in exchange for the divested operations was based on the Company’s estimate of fair value of the operations disposed using a discounted cash flow analysis. A gain of $12.4 million was recognized based on the fair value of the proceeds less the assets’ carrying amounts and certain transaction costs.”

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214-589-8412.

Very truly yours,

/s/ James E. Perry
James E. Perry
Senior Vice President and Chief Financial Officer

cc:     Timothy R. Wallace - Chairman, Chief Executive Officer, and President
Leldon E. Echols - Trinity Industries, Inc. Audit Committee Chairman
S. Theis Rice - Senior Vice President and Chief Legal Officer
Mary E. Henderson - Vice President and Chief Accounting Officer

Appendix I

Inland Barge Group

	Year Ended December 31,			Percent Change
	2012	2011	2010	2012 versus 2011	2011 versus 2010
	($ in millions)
Revenues	$675.2	$548.5	$422.3	23.1%	29.9%

Operating costs:
Cost of revenues	538.9	445.0	350.3	21.1	27.0
Selling, engineering, and administrative costs	15.4	14.7	12.7	4.8	15.7
Property disposition (gains)/losses	(3.8)	(17.6)	(9.7)
Operating profit	$124.7	$106.4	$69.0
Operating profit margin	18.5%	19.4%	16.3%

Revenues increased for the year ended December 31, 2012 by 23.1% with 12.2% of the increase resulting from an increase in shipping volumes and 10.9% of the increase arising from a change in the mix of barge types. Hopper barge volume primarily increased, when compared to the prior year due to the recovery from the 2011 flood at our Missouri manufacturing facility. The increase in cost of revenues of 21.1% was due to increased shipping volumes of which 1.4% was partially offset by improved efficiencies related to higher tank barge production when comparing 2012 to 2011. Operating costs for the year ended December 31, 2012 included a $3.4 million net gain from sales of barges previously included in property, plant, and equipment that were under lease to third-party customers.

Revenues and operating costs increased for the year ended December 31, 2011 compared to the same period in in 2010 due to higher volumes of tank barges and a change in the mix of tank barge types. As with 2012, we experienced improved efficiencies related to higher tank barge production in 2011 as compared with 2010.

A summary of the impact on operating profit of floods at two of our manufacturing facilities follows:

	Impact to Operating Profit as a Result of Floods Benefit (Cost)
	Year Ended December 31,
	2012	2011	2010
	(in millions)
Tennessee flood - May 2010
Costs, net of insurance advances related to damages and lost productivity	$—	$—	$(4.6)
Insurance proceeds related to business interruption	—	6.5	—
Gain on disposition of damaged property, plant, and equipment	—	0.6	9.7
	—	7.1	5.1
Missouri flood - May 2011
Costs, net of insurance advances related to damages and lost productivity	—	(8.6)	—
Gain on disposition of damaged property, plant, and equipment	0.4	17.0	—
	0.4	8.4	—
Combined net effect of both floods	$0.4	$15.5	$5.1

As of December 31, 2012, the backlog for the Inland Barge Group was approximately $564.1 million compared to approximately $494.6 million as of December 31, 2011. For multi-year barge agreements, deliveries scheduled for 2013 and 2014 are included in the backlog at this time where specific production quantities for future years have been determined.